UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on December 06, 2007 that describes management changes.

EXHIBIT 1

OCEANFREIGHT INC. ANNOUNCES MANAGEMENT CHANGES

December 6, 2007 - Athens, Greece, OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services made today the following announcements:

Management Changes

The Board of Directors (the "Board") announced today that the company’s previous Chairman and Chief Executive Officer, Robert Cowen has left the company. The company’s previous Chief Financial Officer, James Christodoulou, has also left the company to pursue other professional opportunities.

The Board of Directors has appointed Professor John D. Liveris, a member of the Board, as Chairman of OceanFreight. The Board has also appointed Mr. Anthony Kandylidis, shareholder and founder of OceanFreight and a member of the Board, as Chief Executive Officer and interim Chief Financial Officer of OceanFreight. A search for a permanent Chief Financial Officer will commence immediately.

Anthony Kandylidis started his career at OMI Corporation’s commercial department. During his tenure at OMI Corporation he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, he returned to Greece where he provided consultancy services to companies affiliated with shipowner Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and in April of 2007 he took the Company public. Mr. Kandylidis graduated Magna Cum Laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters of Science in Ocean Systems Management.

Professor John Liveris, Chairman of the Board of OceanFreight and Chairman of the Board’s Nominating Committee commented:

“The Board of Directors wishes to acknowledge the services rendered bv the initial management team from the time of the Company’s IPO in April 2007 to the present day and wishes James every success in his new business activities.

OceanFreight has concluded its initial phase as a public company and is committed in implementing its business plan.  We aim to grow our fleet and maximize our return on investment through selective asset acquisitions across all shipping sectors as we seek stable and predictable cash flows through period employment of our vessels in order to maintain our high dividend policy.

Anthony Kandylidis’ instrumental role in creating and taking the Company public, as well as his experience in the shipping industry make him the ideal person to take over the Company’s leadership. Furthermore, Anthony’s sponsorship and ownership of 2,000,000 subordinated shares through Basset Holdings Inc. further aligns the interests of management with those of our shareholders.”

About OceanFreight Inc.

OceanFreight, Inc. a global provider of seaborne transportation services through the ownership and operation of vessels in various shipping sectors. The Company presently owns a fleet of 7 vessels, consisting of 1 Capesize and 6 Panamax bulk carriers with a total carrying capacity of approximately 593,158 deadweight tons.

The Company's shares are listed on the NASDAQ Global Select Market and trades under the symbol "OCNF."

Visit our website at www.oceanfreightinc.com

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: oceanfreight@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels to us or delay in taking delivery of one or more vessels, default by one or more charterers of our vessels, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, length and number of off-hire periods and dependence on third-party managers, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further discussed in documents filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  December 06, 2007

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer